
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 20, 2014

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

MGE Energy's Annual Meeting of Shareholders was held on May 20, 2014, in Middleton, Wisconsin. The final results of voting on each of the matters submitted to a vote of security holders during MGE Energy's annual meeting of shareholders were as follows:

1. *Election of three Class I Directors with terms of office expiring at the 2017 annual meeting of shareholders*

	For Votes	Withhold Votes	Broker Non-Votes
Regina M. Millner	23,187,187	543,193	5,591,026
Londa J. Dewey	23,262,072	468,308	5,591,026
Thomas R. Stolper	23,309,861	420,519	5,591,026

No votes were cast for any other nominee. The directors continuing in office are:

Class II Directors Term Expires in 2015	Class III Directors Term Expires in 2016
John R. Nevin	F. Curtis Hastings
Gary J. Wolter	James L. Possin
	Mark D. Bugher

2. *Ratification of selection of PricewaterhouseCoopers LLP to serve as MGE Energy's independent registered public accounting firm for the year 2014*

For	Against	Abstained	Broker Non-Votes
28,821,636	213,436	286,334	0

3. *Advisory vote on executive compensation as disclosed in the annual meeting proxy statement*

For	Against	Abstained	Broker Non-Votes
20,837,142	1,496,071	1,397,167	5,591,026

4. *Approval of an amendment to MGE Energy's amended and restated articles of incorporation to increase the number of authorized shares of common stock by 25,000,000, from 50,000,000 to 75,000,000*

For	Against	Abstained	Broker Non-Votes
27,347,100	1,443,643	530,663	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: May 23, 2014

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer